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                                                                  Exhibit (a)(3)
Dupont Logo
                                                                     Dupont Logo

                                                       July 12, 1999

Dear Stockholder,

     I am pleased to announce that E. I. du Pont de Nemours and Company is commencing an exchange offer in which DuPont stockholders will have an opportunity to receive 2.95 shares of the Class B common stock of Conoco Inc. owned by DuPont in exchange for each share of common stock of DuPont, up to an aggregate of 147,980,872 shares of DuPont common stock. This exchange offer will allow our stockholders to adjust their investment between DuPont and Conoco on a tax-free basis.

     The exchange offer is available only to DuPont stockholders who are United States persons, as explained on page 25 of the Offering Circular-Prospectus. DuPont stockholders who are not United States persons are ineligible to participate in the exchange offer. Instead, we will be extending a substantially concurrent cash offer to purchase DuPont shares from stockholders who are not United States persons. If you are not a United States person, you should contact D.F. King & Co., Inc. at the telephone number shown below or your broker for more information regarding the cash offer. United States persons are not eligible to participate in the cash offer.

     If more than 147,980,872 shares of DuPont common stock are tendered for exchange, shares will be accepted for exchange on a pro rata basis, except that generally any holder with less than 100 DuPont shares who validly tenders all such shares will not be subject to proration. If less than 147,980,872 shares of DuPont common stock are exchanged in the exchange offer for shares of Conoco Class B common stock, and the offer is completed, DuPont may choose from several alternatives to distribute the remaining Conoco shares. These alternatives include divesting some or all of the remaining Conoco Class B common stock in a spin-off, secondary sale or other disposition, or retaining some or all such remaining Conoco shares.

     The exchange offer will expire, unless extended by DuPont, at midnight, New York City time, on August 6, 1999. The terms and conditions of the exchange offer are contained in the enclosed Offering Circular-Prospectus. In addition, we have prepared a Question and Answer section in the Offering Circular-Prospectus that responds to commonly asked questions about the exchange offer.

     Neither DuPont nor the board of directors of DuPont makes any recommendation as to whether or not to tender shares of DuPont common stock. Each stockholder must make his or her own decision whether to tender such shares and, if so, how many shares to tender.

     DuPont has retained the services of D.F. King & Co., Inc. as Information Agent to assist stockholders in connection with the exchange offer. Requests for additional documents, questions regarding the terms and conditions of the exchange offer, or information on the procedure for tendering shares should be directed to D.F. King at (800) 755-3105 (toll free) in the United States or at
(212) 269-5550 (collect) elsewhere.

     I thank you for your continuing support of our company.

                                          Sincerely,
                                  C.O. Holliday, Jr. signature
                                          Charles O. Holliday, Jr.
                                          Chairman and Chief Executive Officer

E.I. du Pont de Nemours and Company

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